Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2016



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Popular Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Popular Securities LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico
March 1, 2017

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2019
Stamp E257038 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

PricewaterhouseCoopers LLP, 254 Muñoz Rivera, Oriental Center, Suite 900, San Juan, PR 00918
T: (787) 754 9090, F: (787) 766 1094, www.pwc.com/us

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2016

(dollars in thousands, except share data)

Assets

Cash	$	2,254
Financial instruments owned, at fair value		
Pledged securities with creditors' rights to repledge		11,152
Other securities owned		24,288
Receivables from broker-dealers and clearing organizations		1,063
Accrued interest receivable		127
Receivables from affiliates		10
Fixed assets, net of accumulated depreciation of $3,205		828
Other intangible assets		413
Other assets		1,254
Total assets	$	41,389

Liabilities and Stockholder's Equity

Securities sold under agreements to repurchase	$	10,375
Payables to broker-dealers and clearing organizations		330
Accrued interest payable		4
Accounts payable to affiliates		416
Accrued employee compensation and benefits		1,255
Deferred compensation		1,419
Reserve for legal contingencies		4,073
Other liabilities		932
Total liabilities		18,804

Commitments and contingencies (Notes 11 and 12)

Stockholder's equity		
Capital stock, $25 stated value; 10,000 shares authorized; 1,000 shares issued and outstanding		25
Additional paid-in capital		15,713
Retained earnings		6,847
Total stockholder's equity		22,585
Total liabilities and stockholder's equity	$	41,389

The accompanying notes are an integral part of these financial statements.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to Financial Statements
December 31, 2016

(dollars in thousands, except share data)

1.   **Nature of Business and Summary of Significant Accounting Policies**

Popular Securities LLC (the "Company") is engaged in investment banking, brokerage, and financial advisory services and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc. ("Parent Company").

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC ("NFS"), clearing broker, and promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves books and records related to these accounts. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the significant accounting policies followed by the Company:

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Income Recognition

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues net of syndicate expenses, arising from offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing corporate finance advisory services. Investment banking revenue is recorded as follows: 1) underwriting fees at the time the underwriting is completed and income is reasonably determinable, 2) corporate finance advisory fees as earned, according to the terms of the specific contracts, and 3) sales concessions on a trade-date basis.

(dollars in thousands, except share data)

Principal transactions, net

Principal transactions, net are the trading gains and losses which are composed of both realized and unrealized gains and losses. These are recorded as the difference between the acquisition cost and the selling price or fair value. For presentation in the financial statements, these are reported net, on a trade date basis.

Interest and Dividend Income and Interest Expense

Interest income is earned by the Company on its trading portfolio. Interest expense arises from interest on cash borrowings to finance payment for securities purchased, and interest to subordinated lenders. Dividend income is derived from the investment in investment companies, and is recorded at ex-dividend date.

Investment Advisory Fees

Investment advisory fees are based on the net assets of the client accounts. These revenues are received quarterly but are recognized as earned on a pro rata basis over the quarter.

Other Revenues

Other revenues include fees charged on debit balances in customer margin accounts, and fees earned on distribution of investment companies stock.

Securities Sold Under Agreements to Repurchase
Repurchase agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired as specified in the agreements. Interest expense related to these agreements is recorded on an accrual basis.

The Company maintains control over the securities sold under repurchase agreements.

Receivables from and Payables to Broker-Dealers and Clearing Organizations
At December 31, 2016, receivables and payables to broker dealers and clearing organizations consist of the following:

Receivables		
Net unsettled transactions	$	102
Clearing broker		620
Other		341
	$	1,063
Payables		
Net unsettled transactions	$	102
Other		228
	$	330

(dollars in thousands, except share data)

The Company entered into an agreement with NFS providing for margin borrowing with no predetermined limit or maturity date. The interest rate on this borrowing is the prevailing Brokers Call rate less 55 basis points. At December 31, 2016, the interest rate was 1.95%. There was no outstanding balance under this agreement as of December 31, 2016.

Cash
Cash includes cash on hand and in banks.

Fixed Assets
Fixed assets are composed of furniture, equipment and leasehold improvements. Furniture and equipment are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

At December 31, 2016, fixed assets, net consist of the following:

	Useful life in years	Cost
Leasehold improvements	10	$ 2,025
Furniture and fixtures	5	1,639
Electronic equipment	3	312
Vehicles	5	57
		$ 4,033
Less - accumulated depreciation and amortization		(3,205)
		$ 828

Other Assets
Included in Other Assets are forgivable loans made to financial consultants, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the terms specified in each agreement, which is generally four to nine years, using the straight-line method. Total net forgivable loans as of December 31, 2016 amounted to approximately $609. At December 31, 2016 the Company has a reserve for uncollectible loans amounting to $1,587. Also included in Other Assets are $449 in Prepaid expenses, mostly related to software packages.

Allowance for Doubtful accounts
The Company provides an allowance for doubtful accounts based on the estimated uncollectible amounts on unsecured counterparty balances receivable. The Company's estimate is primarily based on a review of the current status of specified accounts receivable. Provisions made to this allowance are charged to operations and included in other expenses in the Statement of Operations. There was no allowance for doubtful accounts as of December 31, 2016.

(dollars in thousands, except share data)

Income Taxes

Effective January 1, 2014 the Company changed its organization charter from Corporation to Limited Liability Corporation (LLC). Upon this change, the Company made an election under the Puerto Rico Tax Code to be treated as a partnership. As a result of this election, the Company's tax attributes will flow through to its Parent Company. Therefore, no current or deferred taxes will be reported in the Company's financial statements going forward.

Since the Company is a tax conduit entity, no provision for income tax is presented in its standalone financial statements, and its related income tax accounts were derecognized as of the effective date of the election.

The Company has no open uncertain tax positions as of December 31, 2016. Tax years 2012 to 2013 are open to examination by the Puerto Rico taxing authorities.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Other intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Goodwill will not be amortized but rather will be tested at least annually for impairment. Other intangible assets that have a finite useful life are amortized over a period based on the expected useful life. Under applicable accounting standards, goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of the Company with its carrying amount, including goodwill. If the fair value of the Company exceeds its carrying amount, goodwill is considered not impaired; however, if the carrying amount of the Company exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill if the first step indicated possible impairment.

During the year ended December 31, 2016, the Company recorded a goodwill impairment charge of the entire goodwill balance of $3,800. Popular Securities failed Step 1 of the annual goodwill impairment evaluation as of July 31, 2016, requiring the completion of Step 2. The results of the Step 2 indicated that the implied fair value of goodwill was below the carrying value resulting in an impairment charge of $3,800 at July 31, 2016.

2.   **New Accounting Pronouncements**

FASB Accounting Standards Update ("ASU") 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments

The FASB issued ASU 2016-15 in August 2016, which addresses specific cash flow issues with the objective of reducing existing diversity in practice, which may lead to a difference in the classification of transactions between operating, financing or investing activities. Among other things, the guidance provides an accounting policy election for classifying distributions received from equity method investees and clarifies the application of the predominance principle.

The amendments of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. Entities will be required to apply the guidance retrospectively to all periods presented, unless it is impracticable to do so.

(dollars in thousands, except share data)

The Company does not anticipate that the adoption of this accounting pronouncement will have a material effect on its statement of cash flows.

FASB Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842)

The FASB issued ASU 2016-02 in February 2016, which supersedes ASC Topic 840 and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessors and lessees. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset ("ROU") and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases.

The amendments of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted.

The Company is evaluating the impact of this accounting pronouncement, and does not anticipate that its adoption will have a material effect on its financial statements.

FASB Accounting Standards Updates ("ASUs"), Revenue from Contracts with Customers (Topic 606)

The FASB has issued a series of ASUs which, among other things, clarify the principles for recognizing revenue and develop a common revenue standard. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services, that is, the satisfaction of performance obligations, to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. A five step process is defined to achieve this core principle. The new guidance also requires disclosures to enable users of financial statements to understand the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The amendments of these Updates are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

The Company is evaluating the impact on fees and other non-interest revenues and does not expect the recognition of these to be significantly impacted by the adoption of these ASUs in light of the timing of when the performance obligations are fulfilled and the related revenues are currently being recognized. The Company does not expect the new revenue recognition provisions to have a material impact on its financial statements.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to Financial Statements
December 31, 2016

(dollars in thousands, except share data)

3. **Financial Instruments Owned and Fair Value Measurements**

ASC Subtopic 820-10 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1*- Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.
- *Level 2*- Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.
- *Level 3*- Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's own assumptions about assumptions that market participants would use in pricing the asset or liability.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed price or quotes are not available, the Company employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Company's credit standing, constraints on liquidity, and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results. In addition, the fair value estimates are based on outstanding balances without attempting to estimate the value of anticipated future business. Therefore, the estimated fair value may materially differ from the value that could actually be realized on a sale.

Following is a description of the Company's valuation methodologies used for assets measured at fair value, by asset type:

- **Obligations of Puerto Rico, States and political subdivisions:** Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are segregated and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks, London Interbank Offered Rate ("LIBOR") and swap curves, market data feeds such as Municipal Securities Rulemaking Board ("MSRB"), discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

(dollars in thousands, except share data)

- **Mortgage and other asset-backed securities:** Certain agency mortgage and other asset-backed securities ("MBS") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as certain GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local broker dealers. These particular MBS are classified as Level 3.

- **Collateralized mortgage obligations:** Agency and private collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These investment securities are classified as Level 2. Private label CMOs that are priced using significant unobservable inputs are classified as Level 3.

- **Residual interest certificate:** The fair value of the residual interest certificate is priced internally using a model which includes prepayment speed and expected yield assumptions that are unobservable. This instrument is classified as Level 3.

- **Corporate debt securities and investment companies:** Quoted prices for these security types are obtained from broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, the corporate securities and mutual funds are classified as Level 2. The important variables in determining the prices of Puerto Rico tax-exempt mutual fund shares are net asset value, dividend yield and type of assets in the fund. All funds trade based on a relevant dividend yield taking into consideration the aforementioned variables. In addition, demand and supply also affect the price. Open-ended funds are considered to be liquid, as investors can sell their shares continually to the fund and are priced at NAV. Closed-end funds are traded on the secondary market at the shares' market value. Corporate debt securities that trade less frequently are classified as Level 3.

The following table sets presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis:

ASSETS	Fair value measurements on a recurring basis as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
Collateralized mortgage obligations	$ -	$ -	$ 1,321	1,321
Puerto Rico, States and political subdivisions	-	1,164	-	1,164
Mortgage and other asset-backed securities	-	17,966	4,754	22,720
Corporate debt securities and investment companies	-	9,633	-	9,633
Residual interest certificate	-	-	602	602
Financial instruments owned, at fair value	$ -	$ 28,763	$ 6,677	$ 35,440

There were no transfers between Level 1, Level 2 and Level 3 during the year.

(dollars in thousands, except share data)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2016:

	For the year ended December 31, 2016				
	Mortgage and other asset-backed securities	Corporate debt securities and investment companies	Residual interest certificate	Collateralized mortgage obligations	Total
Balance at December 31, 2015	$ 6,454	$ -	$ 687	$ 1,831	$ 8,972
Realized and Unrealized Gains (losses) included in earnings (1)	(86)	-	(85)	(4)	(175)
Purchases	1,128	-	-	233	1,361
Sales	(1,852)	-	-	(309)	(2,161)
Paydowns and maturities	(890)	-	-	(430)	(1,320)
Transfers into Level 3	-	-	-	-	-
Balance at December 31, 2016	$ 4,754	$ -	$ 602	$ 1,321	$ 6,677

The following disclosure provides information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets measured at fair value on a recurring basis with a Level 3 balance.

	Fair Value at December 31, 2016	Valuation Technique	Siginificant Unobservable Inputs	Weighted Average
Collateralized mortgage obligations	$ 1,321	Discounted cash flow model	Weighted average life	3.1 years (0.2- 4.4 years)
			Yield	3.4% (0.7% - 4.2%)
			Constant prepayment rate	19.6% (16.5% - 26.7%)
Residual interest certificate	$ 602	Discounted cash flow model	Weighted average life	5.4 years
			Yield	12%
			Prepayment speed assumption	180
Mortgage and other asset backed securities	$ 4,754	Broker quotes	Evaluated quotes	N/A

The significant unobservable inputs used in the fair value measurement of the collateralized mortgage obligations and residual interest certificate are yield, constant prepayment rate, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant prepayment rate, a lower yield will be realized, and when there is a reduction in the constant prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. These particular financial instruments are valued internally utilizing internal valuation techniques. The unobservable inputs incorporated into the internal discounted cash flow models used to derive the fair value of collateralized mortgage obligations and residual interest certificate are reviewed by the Parent Company's Corporate Treasury unit on a quarterly basis. In the case of Level 3 financial instruments which fair value is based on broker quotes, the Parent Company's Corporate Treasury unit reviews the inputs used by the broker-dealers for reasonableness utilizing information available from other published sources and validates that the fair value measurements were

(dollars in thousands, except share data)

developed in accordance with ASC Topic 820. The Parent Company's Corporate Treasury unit also substantiates the inputs used by validating the prices with other broker-dealers, whenever possible. At December 31, 2016, Level 3 securities were valued based on broker-dealer indicative quotes or third party vendor pricing determined using pricing models, discounted cash flows methodologies, or similar techniques, for which the determination of fair value is based on significant unobservable inputs that require significant judgment or estimation.

Financial Instruments Not Measured at Fair Value

Following is a description of the Company's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value, but for which the fair value is disclosed. The disclosure requirements exclude certain financial instruments and all non-financial instruments.

- **Cash: includes cash on hand.** The carrying amount of cash is a reasonable estimate of its fair value. Cash is classified as Level 1.

- **Securities sold under agreements to repurchase:** includes securities sold under agreements to repurchase with an average maturity of three months or less. For this reason, they carry a low risk of changes in value as a result of changes in interest rates, and the carrying amount approximates their fair value. Securities sold under agreements to repurchase are classified as Level 2.

The following table presents the carrying and estimated fair values for financial instruments with their corresponding level in the fair value hierarchy.

	At December 31, 2016				
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial Assets:					
Cash	$ 2,254	$ 2,254	$ 2,254	$ -	$ -
Financial Liabilities:					
Securities sold under agreements to repurchase	$ 10,375	$ 10,375	$ -	$ 10,375	$ -

4. Securitization Residual Interest

During the year ended November 30, 2004, the Company transferred approximately $61 million of GNMA mortgage-backed securities to an irrevocable trust in exchange for collateralized mortgage obligation (CMO) certificates. The Company derecognized the mortgage-backed securities transferred given that it relinquished control over such securities. The mortgage-backed securities transferred were accounted for at fair value prior to securitization. The Company subsequently retained a residual interest certificate (interest only). The residual interests is accounted for at fair value and included in the "Residual Interest Certificate" caption above.

(dollars in thousands, except share data)

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the residual retained interest, for which fair value is based on discounted cash flows:

Fair value of residual retained interest	$	602
Weighted-average life (in years)		5.4
Prepayment speed assumption		180
Discount rate (yield)		12%

5. Other Intangible Assets

At December 31, 2016, other intangible assets consist of the following:

	Useful Life (years)		
Customer lists	10	$	1,500
Covenant not to compete	3		71
			1,571
Less - Accumulated amortization			(1,158)
Other intangibles			413

6. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2016:

Securities sold under agreements to repurchase	$	10,375
Maximum aggregate balance outstanding at any month-end	$	17,420
Average monthly aggregate balance outstanding	$	12,945
Weighted average interest rate		
At December 31, 2016		1.32%
For the period		0.82%

The following table presents the carrying and market values of securities sold under agreements to repurchase, shown by type and remaining maturity of the related repurchase agreement as of December 31, 2016.

	Carrying Value (Notional Amount)	Market Value	Repurchase Liability	Repo Rate
Mortgage and other asset-backed securities				
30 to 90 days	$ 10,400	$ 11,152	$ 10,375	1.32%

(dollars in thousands, except share data)

7. **Subordinated Borrowings**

The Company has a revolving subordinated loan agreement with Popular, Inc. maturing on November 15, 2017. Under the agreement, the Company may borrow up to $50,000. The interest rate on this loan is adjusted quarterly to the comparable floating spread for three-months LIBOR plus 7.90 basis points. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. The Company had no borrowings outstanding as of December 31, 2016.

8. **Deferred Compensation**

The Company maintains a Deferred Compensation Plan (the "Plan"), which is divided into two deferral methods, depending on the employee's group.

Under the Plan, non-financial consultant participants earning over $150 are required to defer a portion of their incentive performance bonus. The dates on which participants are vested are as follows: (a) 50% at the end of the fiscal year in which the amounts were deferred and (b) 50% at the end of the subsequent fiscal year for which the amounts were deferred.

Total amount deferred related to this Plan included in deferred compensation as of December 31, 2016 amounted to $64.

Total liability under the Plan for the non-financial consultant employees not deferred, included in accrued employee compensation and benefits, amounted to $577.

Under the Plan, retail division (financial consultants) participants' deferred compensation must be deferred completely. The principal and interest thereon have a vesting period of three years for plan years 2014 and earlier. For plan years 2015 and thereafter, the vesting period is five years. The deferred compensation expense related to this Plan is recognized over the vesting period. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by the Plan.

Total Plan liability for retail division employees as of December 31, 2016 amounted to $1,355 included as deferred compensation in the Statement of Financial Condition.

9. **Employee Benefit Plan**

The Company maintains a contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The plan's trustee is an affiliated company.

10. **Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2016, all of the outstanding repurchase agreements were with the Popular Money Market Fund, an affiliated fund.

(dollars in thousands, except share data)

The Company is subject to concentration risk by holding large positions in certain types of securities of a single issuer, including issuers located in a particular country or geographic area. At December 31, 2016, the Company had $1,164 in obligations issued or guaranteed by the Puerto Rico Government, its municipalities, and public corporations as part of its trading securities portfolio. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

11. Commitments

At December 31, 2016, the Company has obligations under a number of noncancelable leases with affiliates, for office space which require rental payments as follows:

Year	Minimum Payments
2017	$ 853
2018	836
2019	825
2020	705
2021	24
Thereafter	-
	$ 3,243

Certain lease agreements contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is charged to "Deferred rent obligation", which is included in "Accounts payable to affiliates" in the accompanying Statement of Financial Condition. Total Deferred rent obligation as of December 31, 2016 amounted to $40.

12. Contingent Liabilities

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The volatility in prices and declines in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

The Company has received customer complaints and is named as a respondent (among other broker-dealers) in 62 arbitration proceedings with aggregate claimed damages of approximately $166,000, including one arbitration with claimed damages of $78,000 in which one other Puerto Rico broker-dealers is a co-defendant. It is the view of management that the Company has meritorious defenses to the claims asserted.

Banco Popular de Puerto Rico ("BPPR") and the Company have also been named defendants in a putative class action complaint captioned Nora Fernandez, et al. v. UBS, et al., filed in the United States District Court for the Southern District of New York (SDNY) on May 5, 2014 on behalf of

(dollars in thousands, except share data)

investors in 23 Puerto Rico closed-end investment companies. UBS Financial Services Incorporated of Puerto Rico, another named defendant, is the sponsor and co-sponsor of all 23 funds, while BPPR was co-sponsor, together with UBS, of nine (9) of those funds. Plaintiffs allege breach of fiduciary duty and breach of contract against Popular Securities, aiding and abetting breach of fiduciary duty against BPPR, and similar claims against the UBS entities.   The complaint seeks unspecified damages, including disgorgement of fees and attorneys' fees. On May 30, 2014, plaintiffs voluntarily dismissed their class action in the SDNY and on that same date, they filed a virtually identical complaint in the USDC-PR and requested that the case be consolidated with the matter of In re: UBS Financial Services Securities Litigation, a class action currently pending before the USDC-PR in which neither BPPR nor Popular Securities are parties. The UBS defendants filed an opposition to the consolidation request and moved to transfer the case back to the SDNY on the ground that the relevant agreements between the parties contain a choice of forum clause, with New York as the selected forum. The Popular defendants joined the opposition and motion filed by UBS. By order dated January 30, 2015, the court denied the plaintiffs' motion to consolidate. By order dated March 30, 2015, the court granted defendants' motion to transfer. On May 8, 2015, plaintiffs filed an amended complaint in the SDNY containing virtually identical allegations with respect to Popular Securities and BPPR. Defendants filed motions to dismiss the amended complaint on June 18, 2015.   Oral arguments were held on the motions to dismiss in front of Judge Stein of the SDNY on October 14, 2016. On December 7, 2016, Judge Stein largely granted the motion to dismiss of BPPR and Popular Securities. Judge Stein's order ("Order") dismissed all claims against BPPR and all but two breach of contract claims against Popular Securities brought by one named plaintiff. Specifically, the Order dismissed claims stemming from purchases of the funds in 2005, 2007 and 2011 as time-barred by the Puerto Rico Uniform Securities Act. The Order also dismissed the claims for breach of fiduciary duty, aiding and abetting of a breach of fiduciary duty, and breach of the covenant of good faith and fair dealing stemming from a 2012 purchase for failure to state a claim.   The Court granted Plaintiffs 21 days to amend the complaint for the 2012 claims only, but plaintiffs chose not to replead. The Order stated that the final two contract claims, which allege that Popular Securities failed to conduct a suitability analysis for the named plaintiff as required by the parties' contract would be allowed to proceed, because the Court was not prepared at the motion to dismiss stage that the plaintiff was responsible for all investments enough to eliminate Popular Securities' obligations regarding suitability. The parties are currently in the discovery phase of the case.

The Government's defaults on its debt, and its intention to pursue a comprehensive debt restructuring, involving specifically its decisions to declare a moratorium on certain principal payments on bonds including those issued by Government Development Bank for Puerto Rico (the "GDB"), may increase the number of customer complaints (and claimed damages) against the Company concerning Puerto Rico bonds, including bonds issued by GDB, and closed-end investment companies that invest primarily in Puerto Rico bonds. An adverse result in the matters described above or a significant increase in customer complaints could have a material adverse effect on the Company.

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company establishes an accrual for the estimated loss. Once established, the accrual is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. For matters where a material loss is not probable or the amount of the loss cannot be estimated, no accrual is established.

In certain cases, exposure to loss exists in excess of the accrual to the extent such loss is reasonably possible, but not probable.   Management believes and estimates that the aggregate range of

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to Financial Statements
December 31, 2016

(dollars in thousands, except share data)

reasonably possible losses (with respect to those matters where such limits may be determined, in excess of amounts accrued), for current legal proceedings ranges from $0 to approximately $6 million as of December 31, 2016. For certain other cases and unasserted claims, management cannot reasonably estimate the possible loss at this time. Any estimate involves judgment, given the varying stages of the claims and proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants in several of the current proceedings whose share of the liability has not been determined, the numerous unresolved issues in many proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available and advice of legal counsel, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Company's legal proceedings will not have an adverse material effect on the Company's financial position as a whole. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position in a particular period.

13. Clearance Agreements

The Company has clearing and custody agreements with NFS, for its retail brokerage operation. The Company's institutional division self-clears its transactions through Bank of New York. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

14. Guarantees

Under the terms of the clearance agreement with NFS, the clearing broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for these indemnifications. During 2016, the Company did not pay any amounts related to this guaranty.

15. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. As of December 31, 2016, there were outstanding repurchase agreements with Popular Money Market Fund, an affiliated fund, of $10,375. Accrued interest payable related to these transactions amounted to $4.

At December 31, 2016, the Company owned securities issued by affiliates and affiliated funds (Popular funds and Puerto Rico Investors Tax Free funds) with a fair value of approximately $2,952.

The Company receives managerial services from Banco Popular de Puerto Rico.

(dollars in thousands, except share data)

16. **Stock Option Plan**

The Company participates in Popular, Inc.'s Omnibus Incentive Plan (the "Incentive Plan"), which permits the granting of incentive awards in the form of Annual Incentive Awards, Long-term Performance Unit Awards, Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Units or Performance Shares. Participants in the Incentive Plan are designated by the Compensation Committee of the Board of Directors of Popular, Inc. (or its delegate as determined by the Board). The Company is allocated stock compensation expense based upon an analysis of the awards granted to its employees. This Incentive Plan provides for the issuance of Popular, Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions.

Popular, Inc. uses the fair value method of recording stock options as described in FASB ASC 718, "Stock Compensation". All future stock-based compensation awards will be expensed over the vesting period based on the fair value at the date the awards are granted.

17. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2016, the Company's net capital of $14,415 was $14,165 in excess of required net capital of $250. The Company's ratio of debt to equity was 0%, which is below the maximum requirement specified by the Rule.

18. **Subsequent Events**

Management has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2016 up to March 1, 2017, the date the financial statements were available to be issued.